Exhibit A

Ceragon Networks Reports Financial Results for the Second Quarter of 2020

August 3, 2020

CERAGON NETWORKS REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER OF 2020

- Sequential improvement in revenues, margin, net results and $4 million in positive cash flow from operating and investing activities reflect improving business environment and
Company’s successful focus on execution -

- Initial return to the ‘new normal’ accelerating plans for 5G and rural bandwidth expansion projects expected to increase long-term demand for Ceragon’s wireless hauling solutions -

Little Falls, New Jersey, August 3, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today reported results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights:

•
$4 million in positive cash flow from operating and investing activities, along with rising revenues, margins and net results compared with Q1’20, reflecting an improving business environment in most regions and the Company’s successful focus on execution.

•	Book-to-bill ratio above 1 as multiple service providers accelerate their 4G expansion projects and ISPs move swiftly to fill capacity needs.

•
Effect of COVID-19 differed from region to region: business in North America, Europe and APAC remained stable; India emerged from lockdown in mid-quarter; a major new project with a new customer was signed in Africa; and Latin America bookings were weaker.

•
Management expects trends created by the COVID-19 crisis to accelerate 5G network rollouts, serving as a future growth driver. However, for the short-term, the COVID-19 environment creates uncertainty.

Primary Financial Results:

Revenues: $62.4 million compared with $73.0 million for Q2’19 and $55.9 million for Q1’20.

Gross margin: 26.4% compared to 36.1% for Q2’19 and 25.1% for Q1’20.

Operating income (loss): $(3.5) million compared with $4.1 million for Q2’19 and $(6.0) million for Q1’20.

Net income (loss): $(5.5) million, or $(0.07) per diluted share compared with $0.8 million, or $0.01 per diluted share for Q2’19 and $(6.9) million, or $(0.09) per diluted share for Q1’20.

Non-GAAP results: gross margin 26.5%, operating loss $(3.0) million, and net loss $(4.9) million, or $(0.06) per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents: $35.2 million at June 30, 2020, compared to $44.1 million at March 31, 2020.

Ira Palti, President and CEO of Ceragon, commented, “Our results for the second quarter show improvement as compared with Q1, reflecting the return of many of our customers to their ongoing infrastructure projects and the beginning of the ‘new normal.’ Our focus has been to maintain an uninterrupted flow of services and equipment to these customers. At the same time, we have been strengthening our balance sheet and cash position, as evident by the quarter’s reduction in inventories and healthy $4 million in positive cash flow, while also focusing on improving our results, increasing our revenues, margins and net results as compared with the first quarter.”

“The new COVID-19 reality has brought a new urgency to 5G rollout and 4G network expansion plans, a trend that we expect to persist long after COVID-19 has passed. While no one knows exactly what the next few months will look like, we believe the situation plays to our strengths and will have a positive long-term effect. Meanwhile, we are financially stable, we expect our business to continue returning towards normal, and we are positioned to benefit from future opportunities.”

Supplemental revenue breakouts by geography:

Second quarter 2020:
• Europe:	21%
• Africa:	4%
• North America:	15%
• Latin America:	19%
• India:	22%
• APAC	19%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the company’s teleconference by calling (USA) (844) 291-6360 or international +1 (234) 720-6993 and using the following access code: 154231.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (866) 207-1041 (International) +1 (402) 970-0847, with access code: 9886196. This audio replay will be available through September 4, 2020.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Safe Harbor
Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as detailed in our press release that was published earlier today and as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so.
Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investors:
Osi Sessler
+972 3 5431047
investor@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
media@ceragon.com

-tables follow-

Ceragon Reports Second Quarter 2020 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Revenues	$62,427	$73,001	$118,298	$142,164
Cost of revenues	45,925	46,640	87,786	91,171

Gross profit	16,502	26,361	30,512	50,993

Operating expenses:
Research and development, net	6,770	6,254	14,060	12,418
Selling and marketing	8,200	10,121	16,473	19,583
General and administrative	4,985	5,854	9,441	11,636

Total operating expenses	$19,955	$22,229	$39,974	$43,637

Operating income (loss)	(3,453)	4,132	(9,462)	7,356

Financial expenses and others, net	1,464	1,830	1,772	2,939

Income (loss) before taxes	(4,917)	2,302	(11,234)	4,417

Taxes on income	400	1,398	780	2,532
Equity loss in affiliates	160	141	343	314

Net income (loss)	$(5,477)	$763	$(12,357)	$1,571

Basic net income (loss) per share	$(0.07)	$0.01	$(0.15)	$0.02
Diluted net income (loss) per share	$(0.07)	$0.01	$(0.15)	$0.02

Weighted average number of shares used in computing basic net income (loss) per share	81,012,896	80,192,036	80,889,022	80,153,038

Weighted average number of shares used in computing diluted net income (loss) per share	81,012,896	82,051,028	80,889,022	82,192,544

Ceragon Reports Second Quarter 2020 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2020	December 31, 2019
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$35,167	$23,939
Trade receivables, net	97,547	118,531
Other accounts receivable and prepaid expenses	12,935	11,033
Inventories	53,593	62,132

Total current assets	199,242	215,635

NON-CURRENT ASSETS:
Long-term bank deposits	16	17
Deferred tax assets	8,215	8,106
Severance pay and pension fund	5,748	5,661
Property and equipment, net	33,171	34,865
Intangible assets, net	8,113	7,898
Other non-current assets	17,592	17,707

Total non-current assets	72,855	74,254

Total assets	$272,097	$289,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$54,357	$59,635
Deferred revenues	2,537	1,734
Short-term loans	19,679	14,600
Other accounts payable and accrued expenses	24,463	28,399

Total current liabilities	101,036	104,368

LONG-TERM LIABILITIES:
Accrued severance pay and pension	10,509	10,709
Deferred revenues	6,265	6,265
Other long-term payables	6,958	8,126

Total long-term liabilities	23,732	25,100

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	215
Additional paid-in capital	419,483	418,062
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,122)	(8,666)
Accumulated deficits	(242,156)	(229,099)

Total shareholders' equity	147,329	160,421

Total liabilities and shareholders' equity	$272,097	$289,889

Ceragon Reports Second Quarter 2020 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash flow from operating activities:
Net income (loss)	$(5,477)	$763	$(12,357)	$1,571
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,680	2,318	5,384	4,438
Stock-based compensation expense	441	697	867	1,172
Decrease (increase) in trade and other receivables, net	5,094	(3,797)	16,962	(10,188)
Decrease (increase) in inventory, net of write off	5,529	(6,663)	7,526	(20,813)
Decrease (increase) in deferred tax asset, net	(85)	646	(109)	1,236
Increase (decrease) in trade payables and accrued liabilities	(865)	(6,120)	(8,995)	9,463
Increase (decrease) in deferred revenues	(806)	5,774	803	6,150
Other adjustments	155	(105)	(288)	(136)
Net cash provided by (used in) operating activities	$6,666	$(6,487)	$9,793	$(7,107)

Cash flow from investing activities:
Purchase of property and equipment, net	(2,679)	(2,716)	(3,638)	(6,707)
Purchase of intangible assets, net	(36)	(603)	(279)	(2,792)
Proceeds from (repayment of) bank deposits	-	(20)	-	920
Net cash used in investing activities	$(2,715)	$(3,339)	$(3,917)	$(8,579)

Cash flow from financing activities:
Proceeds from exercise of options	308	190	554	256
Proceeds from (repayment of) bank credits and loans, net	(13,176)	8,900	5,079	8,900
Net cash provided by (used in) financing activities	$(12,868)	$9,090	$5,633	$9,156

Translation adjustments on cash and cash equivalents	$(36)	$23	$(281)	$(10)
Increase (decrease) in cash and cash equivalents	$(8,953)	$(713)	$11,228	$(6,540)
Cash and cash equivalents at the beginning of the period	44,120	29,754	23,939	35,581
Cash and cash equivalents at the end of the period	$35,167	$29,041	$35,167	$29,041

Ceragon Reports Second Quarter 2020 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

GAAP cost of revenues	$45,925	$46,640	$87,786	$91,171
Stock based compensation expenses	(33)	(16)	(60)	(31)
Changes in indirect tax positions	(1)	(9)	(2)	(30)
Non-GAAP cost of revenues	$45,891	$46,615	$87,724	$91,110

GAAP gross profit	$16,502	$26,361	$30,512	$50,993
Gross profit adjustments	34	25	62	61
Non-GAAP gross profit	$16,536	$26,386	$30,574	$51,054

GAAP Research and development expenses	$6,770	$6,254	$14,060	$12,418
Stock based compensation expenses	(10)	(98)	(99)	(201)
Non-GAAP Research and development expenses	$6,760	$6,156	$13,961	$12,217

GAAP Sales and Marketing expenses	$8,200	$10,121	$16,473	$19,583
Stock based compensation expenses	(168)	(207)	(268)	(382)
Non-GAAP Sales and Marketing expenses	$8,032	$9,914	$16,205	$19,201

GAAP General and Administrative expenses	$4,985	$5,854	$9,441	$11,636
Stock based compensation expenses	(230)	(376)	(440)	(558)
Non-GAAP General and Administrative expenses	$4,755	$5,478	$9,001	$11,078

GAAP financial expenses and others, net	$1,464	$1,830	$1,772	$2,939
Leases – financial income (expenses)	(110)	(218)	340	(192)
Non-GAAP financial expenses and others, net	$1,354	$1,612	$2,112	$2,747

GAAP Tax expenses	$400	$1,398	$780	$2,532
Non cash tax adjustments	87	(654)	72	(1,272)
Non-GAAP Tax expenses	$487	$744	$852	$1,260

GAAP equity loss in affiliates	$160	$141	$343	$314
Other non-cash adjustments	(160)	(141)	(343)	(314)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

Ceragon Reports Second Quarter 2020 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Six months ended,
	June 30,		June 30,
	2020	2019	2020	2019

GAAP net income (loss)	$(5,477)	$763	$(12,357)	$1,571
Stock based compensation expenses	441	697	867	1,172
Changes in indirect tax positions	1	9	2	30
Leases – financial expenses (income)	110	218	(340)	192
Non-cash tax adjustments	(87)	654	(72)	1,272
Other non-cash adjustment	160	141	343	314

Non-GAAP net income (loss)	$(4,852)	$2,482	$(11,557)	$4,551

GAAP basic net income (loss) per share	$(0.07)	$0.01	$(0.15)	$0.02

GAAP diluted net income (loss) per share	$(0.07)	$0.01	$(0.15)	$0.02

Non-GAAP basic and diluted net income (loss) per share	$(0.06)	$0.03	$(0.14)	$0.06

Weighted average number of shares used in computing GAAP basic net income (loss) per share	81,012,896	80,192,036	80,889,022	80,153,038

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	81,012,896	82,051,028	80,889,022	82,192,544

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	81,012,896	82,249,605	80,889,022	82,475,897